1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☑	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    )

SIGNATURES

Siliconware Precision Industries Co., Ltd.

FOR IMMEDIATE RELEASE

Contact:
Jong Lin/ CFO
(886)4-2534-1525 ext.1528
fin@spil.com.tw
Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”

Siliconware Precision Industries Reports 1.8% Revenues Growth and
EPS of NT $0.17 or EPADS of US $ 0.03 for 4Q 2004

Taichung, Taiwan, Feb 1, 2005—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 4Q 2004 was NT$ 9,103 million, representing 1.8% increase QoQ and 13.1% increase compared to the same period of year 2003.

SPIL reported a net income of NT$ 336 million in 4Q 2004, compared with a net income of NT$ 1,088 million in 3Q 2004 and a net income of NT$ 1,381 million in 4Q 2003.

SPIL reported its sales revenue for the twelve-month period ended December 31, 2004 were NT$ 35,009 million, up 27.80% compared to the same period of 2003.

For the twelve-month period ended December 31, 2004 net income was NT$ 4,282 million, compared with a net income of NT$ 2,839 million for the same period of 2003.

Unconsolidated 4Q 2004 Financial Results

▶   Net revenue was NT$ 9,103 million, of which NT$ 8,302 million was from assembly business and NT$ 801 million was from testing business.
▶   Cost of goods sold was NT$ 7,581 million, and gross profit was NT$ 1,522 million, representing a gross margin of 16.7%.
▶   Operating expenses were NT$ 538 million, including selling expenses of NT$ 147 million, administrative expenses of NT$ 177 million, and R&D expenses of NT$ 214 million. Operating profit was NT$ 984 million, representing an operating margin of 10.8% vs 13.1% in 3Q 2004.
▶   Net interest expense for this quarter was NT$ 35 million.
▶   Net income was NT$ 336 million, compared with a net income of NT$ 1,088 million in 3Q 2004.
▶   Earnings per ordinary share for this quarter was NT$ 0.17, or earnings per ADS of US$ 0.03. Total weighted average outstanding shares for 4Q 2004 were 2,052,285 thousand shares.

SPIL 4Q 04

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Siliconware Precision Industries Co., Ltd.

Capital Expenditure

▶   Capital spending in 4Q 2004 totaled NT$ 1,850 million, in which NT$ 1,164 million were spent on assembly equipment, and NT$ 686 million were spent on testing equipment.
▶   The depreciation expenses in 4Q 2004 were NT$ 1,512 million, in which NT$ 981 million were from assembly business and NT$ 531 million were from testing business.

Assembly Operation

▶   BGA revenues accounted for 43% of total revenues, slightly up from 42% in previous quarter; wafer bumping and FCBGA accounted 9%, up from 8% in previous quarter; QFP revenues accounted for 25%, remaining flat from previous quarter; and SO revenues accounted for 11%, down from 12% in previous quarter. Testing service generated 9% of total revenues in 4Q 2004.
▶   The average assembly utilization rate was 90% in 4Q 2004.

Testing Operation

▶   The average testing utilization rate was 90% in 4Q 2004.

SPIL 4Q 04

2

Siliconware Precision Industries Co., Ltd.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;
•	cyclical nature of the semiconductor industry;
•	risks associated with global business activities;
•	non-operating losses due to poor financial performance of some of our investments;
•	our dependence on key personnel;
•	general economic and political conditions;
•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;
•	fluctuations in foreign currency exchange rates; and
•	other risks identified in our annual report for the year ended December 31, 2003 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2004.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and twelve months ended December 31, 2004 reflect our gains or losses attributable to the fourth quarter and first nine months, respectively, of 2004 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the twelve months, ended December 31, 2004, is necessarily indicative of the results that may be expected for any period thereafter.

SPIL 4Q 04

3

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET
As of Dec 31, 2004 and 2003
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2004			Dec 31, 2003		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and cash equivalent	293,701	9,327,936	16	10,594,442	20	(1,266,506)	-12
Short-term investments	61,177	1,942,970	3	—	—	1,942,970	—
Accounts receivable	178,587	5,671,913	10	5,403,791	10	268,122	5
Inventories	61,189	1,943,375	3	1,871,631	3	71,744	4
Other current assets	51,169	1,625,132	3	1,317,133	2	307,999	23

Total current assets	645,823	20,511,326	35	19,186,997	35	1,324,329	7

Long-term investments	284,205	9,026,352	16	8,955,822	17	70,530	1
Fixed assets	1,450,842	46,078,754	79	41,263,239	76	4,815,515	12
Less accumulated depreciation	(622,994)	(19,786,283)	-34	(17,559,663)	-32	(2,226,620)	13

Net fixed assets	827,849	26,292,471	45	23,703,576	44	2,588,895	11

Other assets	80,448	2,555,032	4	2,213,047	4	341,985	15

Total Assets	1,838,324	58,385,181	100	54,059,442	100	4,325,739	8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	64,273	2,041,310	3	3,178,044	6	(1,136,734)	-36
Current portion of long-term debt	124,559	3,956,000	7	10,342,339	19	(6,386,339)	-62
Other current liability	79,715	2,531,753	5	2,413,124	4	118,629	5
Bonds payable	363,134	11,533,146	20	800,000	2	10,733,146	1342
Long term loans	151,080	4,798,288	8	7,621,641	14	(2,823,353)	-37
Other liabilities	996	31,641	—	6,085	—	25,556	420

Total Liabilities	783,757	24,892,138	43	24,361,233	45	530,905	2

Stockholders’ Equity
Capital stock	662,806	21,050,731	36	18,851,737	35	2,198,994	12
Capital reserve	261,519	8,305,832	14	8,099,110	15	206,722	3
Legal reserve	23,643	750,886	1	467,014	1	283,872	61
Special reserve	—	—	—	302,780	1	(302,780)	-100
Retained earnings	136,046	4,320,831	7	2,918,612	5	1,402,219	48
Cumulated translation adjustment	(4,441)	(141,053)	—	3,278	—	(144,331)	-4403
Treasury stock	(25,006)	(794,184)	-1	(944,322)	-2	150,138	-16

Total Equity	1,054,567	33,493,043	57	29,698,209	55	3,794,834	13

Total Liabilities & Shareholders’ Equity	1,838,324	58,385,181	100	54,059,442	100	4,325,739	8

Forex (NT$ per US$ )		31.760		34.020

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31					Sequential Comparison
	4Q 2004			4Q 2003	YOY	4Q 2004	3Q 2004	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %

Revenues	286,626	9,103,256	100.0	8,048,435	13.1	9,103,256	8,945,679	1.8
Cost of Goods Sold	(238,697)	(7,581,023)	-83.3	(6,686,868)	13.4	(7,581,023)	(7,258,596)	4.4

Gross Profit	47,929	1,522,233	16.7	1,361,567	11.8	1,522,233	1,687,083	-9.8

Operating Expenses
Selling Expenses	(4,632)	(147,113)	-1.6	(121,557)	21.0	(147,113)	(145,377)	1.2
Administrative Expenses	(5,568)	(176,854)	-1.9	(132,009)	34.0	(176,854)	(174,044)	1.6
Research and Development Expenses	(6,733)	(213,846)	-2.3	(154,572)	38.3	(213,846)	(199,062)	7.4

	(16,934)	(537,813)	-5.9	(408,138)	31.8	(537,813)	(518,483)	3.7

Operating Income	30,996	984,420	10.8	953,429	3.3	984,420	1,168,600	-15.8

Non-operating Income	5,779	183,534	2.0	124,748	47.1	183,534	114,850	59.8
Non-operating Expenses	(26,497)	(841,535)	-9.2	(247,431)	240.1	(841,535)	(257,372)	227.0

Income before Income Tax	10,278	326,419	3.6	830,746	-60.7	326,419	1,026,078	-68.2
Income Tax Credit (Expenses)	305	9,694	0.1	550,378	-98.2	9,694	62,076	-84.4

Net Income	10,583	336,113	3.7	1,381,124	-75.7	336,113	1,088,154	-69.1

Earnings Per Common Share
—Basic		NT$0.17		NT$0.68			NT$0.53

—Diluted		NT$0.04		NT$0.66			NT$0.43

Earnings Per ADS
—Basic		US$0.03		US$0.10			US$0.08

—Diluted		US$0.01		US$0.10			US$0.06

Weighted Average Number of Shares Outstanding (’k)		2,052,285		2,020,464			2,051,607

Forex (NT$ per US$)		31.760		34.020			34.030

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT
For the 12 Months Ended Dec 31, 2004 and 2003
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2004 and 2003
	2004			2003	YOY
	USD	NTD	%	NTD	Change %

Net Sales	1,102,300	35,009,035	100.0	27,382,925	27.8
Cost of Goods Sold	(899,123)	(28,556,158)	-81.6	(23,233,767)	22.9

Gross Profit	203,176	6,452,877	18.4	4,149,158	55.5

Operating Expenses
Selling expenses	(17,992)	(571,432)	-1.6	(418,518)	36.5
Administrative expenses	(21,949)	(697,100)	-2.0	(593,279)	17.5
Research and development expenses	(23,692)	(752,473)	-2.1	(559,076)	34.6

	(63,634)	(2,021,005)	-5.7	(1,570,873)	28.7

Operating Income	139,543	4,431,872	12.7	2,578,285	71.9

Non-operating Income	28,106	892,650	2.5	635,511	40.5
Non-operating Expenses	(47,326)	(1,503,060)	-4.3	(1,016,112)	47.9

Income Before Income Tax	120,323	3,821,462	10.9	2,197,684	73.9
Income Tax Credit (Expenses)	14,506	460,715	1.3	641,032	-28.1

Net Income	134,829	4,282,177	12.2	2,838,716	50.8

Earnings Per Common Share
—Basic		NT$2.09		NT$1.40

—Diluted		NT$1.78		NT$1.27

Earnings Per ADS
—Basic		US$0.33		US$0.21

—Diluted		US$0.28		US$0.19

Weighted Average Number of Shares Outstanding (’k)		2,052,285		2,020,464

Forex (NT$ per US$)		31.760		34.020

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 12 Months Ended on Dec 31, 2004 and 2003
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2004		12 months, 2003
	USD	NTD	NTD
Cash Flows from Operating Activities:

Net income	134,829	4,282,177	2,838,716
Depreciation	177,734	5,644,822	4,834,362
Amortization	13,307	422,627	330,152
Long-term investment (gain) loss recognized by equity method	(6,502)	(206,512)	356,801
Gain on disposal of investment	(2,481)	(78,786)	(120,905)
Compensation interest payable on bonds payable	5,420	172,127	204,873
Foreign currency exchange gain (loss) on bonds payable	(21,056)	(668,742)	(163,751)
Change in working capital & others	(25,397)	(806,618)	(154,063)

Net cash flows provided from operating activities	275,853	8,761,095	8,126,185

Cash Flows from Investing Activities:

Acquisition of property, plant, and equipment	(296,725)	(9,423,976)	(4,460,964)
Payment for short-term investment	(61,020)	(1,938,000)	—
Payment for long-term investment	(18,915)	(600,753)	(248,839)
Proceeds from disposal of long-term investment	20,170	640,606	523,093
Payment for deferred charges/other changes	(12,305)	(390,818)	(290,399)

Net cash used in investing activities	(368,795)	(11,712,941)	(4,477,109)

Cash Flows from Financing Activities:

Repayment of short-term loan	—	—	(302,000)
Repayment (proceeds) of commercial paper	—	—	(502,559)
Repayment of long-term loan	(88,888)	(2,823,080)	—
Proceeds from long-term loan	—	—	2,470,240
Proceeds from bonds payable	209,257	6,646,000	—
Payment of bonds payable repurchase	(46,706)	(1,483,391)	—
Remuneration of directors and supervisiors’ bonus	(1,800)	(57,153)	—
Proceeds from disposing treasury stock/other charges	(18,798)	(597,036)	413,745

Net cash provided from financing activities	53,065	1,685,340	2,079,426

Net increase (decrease) in cash and cash equivalents	(39,877)	(1,266,506)	5,728,502

Cash and cash equivalents at beginning of period	333,578	10,594,442	4,865,940

Cash and cash equivalents at end of period	293,701	9,327,936	10,594,442

Forex (NT$ per US$)		31.760	34.020

(1):	All figures are under ROC GAAP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: Feb 1, 2004	By: /S/ WEN CHUNG LIN
Wen Chung Lin Vice President & Spokesman